UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Rubicon Technologies, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

G3661E106

(CUSIP Number)

August 15, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Jose Miguel Enrich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 28,777,438(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 28,777,438(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,777,438
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%(2)
12	TYPE OF REPORTING PERSON IN

(1)	Includes 27,597,438 shares of Class V Common Stock of Rubicon Technologies, Inc., par value $0.0001 (the “Issuer”) per share (“Class V Common Stock”), and an equal number of Class B Units of Rubicon Technologies Holdings, LLC (“Holdings LLC” and, such units of Holdings LLC, “Class B Units”). Class B Units are exchangeable for an equal number of shares of Class A Common Stock of Rubicon Technologies, Inc., par value $0.0001 (“Class A Common Stock”), and upon any such exchange, an equivalent number of shares of Class V Common Stock will be forfeited and retired.
(2)	Calculated by giving effect to the 160,711,911 shares of Class A and Class V Common Stock of the Issuer outstanding as of August 15, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2022.

1	NAMES OF REPORTING PERSONS MBI Holdings, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,253,171(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,253,171(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,777,438
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%(2)
12	TYPE OF REPORTING PERSON FI

(1)	Includes 10,513,171 shares of Class V Common Stock of the Issuer, and an equal number of Class B Units of the Issuer. Class B Units are exchangeable for an equal number of shares of Class A Common Stock of the Issuer, and upon any such exchange, an equivalent number of shares of Class V Common Stock will be forfeited and retired.
(2)	Calculated by giving effect to the 160,711,911 shares of Class A and Class V Common Stock of the Issuer outstanding as of August 15, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2022.

1	NAMES OF REPORTING PERSONS GFAPCH FO, S.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Mexican States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 17,084,267 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 17,084,267 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,777,438
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%(2)
12	TYPE OF REPORTING PERSON FI

(1)	Includes 17,084,267 shares of Class V Common Stock of the Issuer, and an equal number of Class B Units of the Issuer. Class B Units are exchangeable for an equal number of shares of Class A Common Stock of the Issuer, and upon any such exchange, an equivalent number of shares of Class V Common Stock will be forfeited and retired.
(2)	Calculated by giving effect to the 160,711,911 shares of Class A and Class V Common Stock of the Issuer outstanding as of August 15, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2022.

1	NAMES OF REPORTING PERSONS DGR Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 150,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 150,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,777,438
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%(1)
12	TYPE OF REPORTING PERSON CO

(1)	Calculated by giving effect to the 160,711,911 shares of Class A and Class V Common Stock of the Issuer outstanding as of August 15, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2022.

1	NAMES OF REPORTING PERSONS Pequeno Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 150,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 150,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,777,438
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%(1)
12	TYPE OF REPORTING PERSON CO

(1)	Calculated by giving effect to the 160,711,911 shares of Class A and Class V Common Stock of the Issuer outstanding as of August 15, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2022.

1	NAMES OF REPORTING PERSONS Bolis Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 140,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 140,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,777,438
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 17.9%(1)
12	TYPE OF REPORTING PERSON CO

(1)	Calculated by giving effect to the 160,711,911 shares of Class A and Class V Common Stock of the Issuer outstanding as of August 15, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2022.

Item 1	(a)	Name of Issuer:

Rubicon Technologies, Inc.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

100 West Main Street Suit #610 Lexington, KY

Item 2	(a)	Name of Person Filing:

GFAPCH FO, S.C., a Mexican corporation (“GFAPCH”), is the general partner of each of RUBCN Holdings LP, RUBCN IV LP, and RUBCN Holdings V LP.

Pequeno Holdings LLC (“Penqueno LLC”) is the general partner of Pequeno LP (“Pequeno”).

DGR Holdings LLC (“DRG LLC”) is the general partner of DGR LP (“DRG”).

Bolis Holdings LLC (“Bolis LLC”) is the general partner of Bolis LP (“Bolis”).

Jose Miguel Enrich is the general partner of MBI Holdings, LP (“MBI”), the sole director of each of Bolis LLC, Pequeno LLC, DGR LLC, and GFAPCH and has voting and dispositive control over such securities and may be deemed to beneficially own such securities held by MBI, GFAPCH, Bolis, Pequeno, and DGR.

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship:

MBI Holdings, LP: 365 Bay Street Suite 800, Toronto, Ontario, Canada M5H 2V1
Jose Miguel Enrich, GFAPCH, Pequeno LLC, DRG LLC, Bolis LLC: 781 Crandon Blvd 902, Key Biscayne, Florida 33149

Item 2	(c)	Citizenship:

MBI Holdings, LP: Canada
Jose Miguel Enrich, GFAPCH: United Mexican States
Pequeno LLC, DRG LLC, Bolis LLC: Unites States

Item 2	(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share

Item 2	(e)	CUSIP Number:

G3661E106

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

As of the date herein, GFAPCH FO, S.C., holds indirectly 17,084,267 shares of Class V Common Stock through each of RUBCN Holdings LP which holds directly 5,897,164 shares of Class V Common Stock, RUBCN IV LP which holds directly 4,055,591 shares of Class V Common Stock, and RUBCN Holdings V LP which holds directly 7,131,512 shares of Class V Common Stock.

Pequeno LLC indirectly holds 150,000 through Pequeno which directly holds 150,000 shares of Class A Common Stock.

DGR LLC holds 150,000 shares of Class A Common Stock through DGR which holds directly 150,000 shares of Class A Common Stock.

Bolis LLC indirectly holds 140,000 shares of Class A Common Stock through Bolis which directly holds 140,000 shares of Class A Common Stock.

By virtue of the relationship between Jose Miguel Enrich, MBI, Bolis LLC, Pequeno LLC, DGR LLC, and GFAPCH, Jose Miguel Enrich indirectly owns 28,777,438 Issuer shares representing an aggregate of 17.9% of the 160,711,911 shares of Class A and Class V common stock of the Issuer outstanding as of August 15, 2022, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 19, 2022.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2022

Jose Miguel Enrich

By:	/s/ Jose Miguel Enrich

MBI Holdings, LP

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
General Partner

GFAPCH FO, S.C.

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

DRG Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

Pequeno Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director

Bolis Holdings LLC

By:	/s/ Jose Miguel Enrich
Jose Miguel Enrich
Director